Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466)

LISTINGS (LSE, FTSE, ATHEX)

I.                 GENERAL

How burdensome has your listing and domicile in Greece been during the crisis?

Our listing and domicile has not been burdensome. The reason for our decision is that we have the opportunity to establish a premium listing on the largest and most liquid stock exchange in Europe. This has a lot of benefits for us and our shareholders. We plan to seek a parallel listing in Athens.

Has this decision been forced on you by your international shareholders fearful of exposure to Greece?

Creating shareholder value is our primary focus and we are always in close dialogue with our shareholders.  We have been receiving feedback from our international investors (who represent the majority of our free float - 95% of institutional investors are international) indicating their desire to settle trades in a more liquid exchange. This transaction makes business sense for CCH and our shareholders.

How important was it to you to be the first Greek company to list and domicile elsewhere?

This was not a consideration for us at all.  Our potential inclusion in the FTSE 100 index would make us the only Greek multinational in the top 100 companies in London, so in many ways we would be a proud ambassador for Greece.

By domiciling in Switzerland and listing in London, you are targeting two countries in the European region, but outside of the Euro. Is this move more of an indication about your fear for the Euro as a whole, not simply Greece?

Absolutely not. We are a European business with operations throughout the continent. Our decision makes business sense and is driven by the need to pursue a listing that reflects our international profile and improves our access to equity and debt capital markets. It is not driven by a desire to be outside the Euro or Greece. Particularly as the Euro remains our reporting currency.

II.             LSE

Why do you think the LSE is the right stock exchange for CCH to trade? Why didn’t you choose Zurich, considering the Swiss domiciliation of the new holding company?

We believe that the LSE represents the most appropriate trading venue for CCH in light of the international nature of our business and our shareholder base.

The LSE listing will create greater recognition amongst international investors and should increase the liquidity of our stock, improving our access to capital markets.

We explored a number of alternative trading venues in Europe and eventually decided that a primary listing on the Premium segment of the LSE would be the right trading venue for CCH. The reasons for this include the following:

a.               LSE is the largest and most liquid equity market in Europe — average daily trading value of c. €7 billion

b.              Largest number of international listed companies: Approx. 20% of total number of listed companies

c.               Largest % of share trading in international listed companies: 14% vs 9% for NYSE for example

d.              Largest pool of equity funds dedicated to international companies: approx €940bn equity assets under management

e.               LSE is the preferred exchange for companies with emerging markets exposure, representing a good fit with the geographic profile of our portfolio.

f.                 Potential FTSE index inclusion would allow index tracker funds (that currently own around 20% of the total LSE market — Source: LSE) to add CCH to their portfolio, leading to higher trading volumes and stock liquidity

Why now? What triggered the timing of this decision?

The timing is triggered by feedback from our international institutional investors (who represent the majority of our free float - 95% of institutional investors are international) indicating their desire to settle trades in a more liquid exchange. The LSE is the largest and most liquid stock exchange in Europe and best suited as the principal listing venue for our group. In addition, S&P and Moody’s downgraded our credit ratings earlier in the year due to concerns related to the escalation of the Greek sovereign debt crisis. This in turn negatively impacted our credit spreads affecting our ability to access the debt markets in the future on competitive terms.

Isn’t this just a case of another foreign company coming in and making the FTSE less British through a back door listing?

This is not a “back-door” listing. We have qualified for a premium listing on the LSE after a thorough review process by the UKLA.  We have best practice Corporate Governance, a management team with a strong track record and a free float of 54%. From the discussions we have had so far with relevant constituents, such as the LSE, they have been very helpful, accommodating and very interested in admitting CCH as a premium listed multinational blue-chip.

III.         FTSE

What are the eligibility criteria for inclusion in the FTSE 100?

For inclusion in the FTSE 100, a foreign issuer needs to fulfill the following key criteria:

•                  Listed on the premium segment of the LSE; Coca-Cola HBC AG has applied for this listing

•                  Have a Free float above 50%

•                  Adhere to principles of UK Corporate Governance Code, UK Takeover Code, and Pre-emption rights: Even though for a Swiss registered company some of these rules do not apply, Coca-Cola HBC AG has (in common with other UK listed but non resident companies) provided for adherence with these principles in its bylaws

When would CCH be joining the FTSE 100?

We have already held discussions with the FTSE about our eligibility. If we fulfil the requisite eligibility criteria and our application is accepted, the earliest that we would anticipate consideration for inclusion is March 2013, following the Eligibility Committee review.

At what level would you expect to enter the FTSE 100?

This would be very much contingent upon market movements, however — based on current valuations - we would expect to enter the FTSE 100 in the third quartile of the index, obviously subject to fulfilling the FTSE eligibility criteria.

What is the importance of being included in FTSE-100?

We believe that our potential inclusion in the FTSE Index series, including the FTSE 100 index, would create additional liquidity, and shareholder value. It would also provide improved benchmarking both with industry peers and European multinationals enabling the company to trade more in line with its fundamentals.

IV.        ATHEX

What is the challenge and approval process to achieve a parallel listing on ATHEX?

The Group will apply for a parallel listing on Athex. This has never been done before. Currently there are no other companies that have a primary listing on another exchange and a parallel listing on Athex. As a result, there are some uncertainties, we are working closely with our advisors and the regulatory authorities and are hopeful these uncertainties will be resolved.

You are currently approximately 22% of the ATHEX composite index. How do you think this transaction is going to impact ATHEX? Do you expect this transaction to trigger a downgrade by MSCI to the emerging market status and/or a change in FTSE’s stance?

We will apply for a parallel listing on ATHEX. We do not believe that the transaction would determine the outcome of the MSCI or FTSE evaluation one way or the other.

SWISS DOMICILIATION

Why Switzerland? Why not Athens? What were the criteria used while choosing the CCHBC AG domicile?

We undertook a thorough analysis in terms of choosing the most appropriate country location for the Group’s ultimate parent company and chose Switzerland as the preferred country of jurisdiction. The main criteria used in this analysis included:

a.               Stable economic environment

b.              Stable regulatory environment and ease of doing business

c.               Being one of the existing CCH markets

d.              Ease of access to our other markets

e.               Switzerland has a track record of being a jurisdiction of choice for a large number of multinational companies with a similar profile to ours, such as Glencore, Xstrata, Alliance Boots, Kraft, Nestle, Sony and SAB Miller.

Did you choose the location because it would provide tax benefits?

This is not tax driven transaction. The proposed transaction is not expected to have any material impact on the overall tax position of the group.

Switzerland is a very expensive country. Is this move going to increase your operating cost base?

Any incremental costs are expected to be limited, as CCH already has substantial operations in Zurich that are expected to prove synergetic.

Was Switzerland chosen in part because of the tax benefits that will accrue to Senior Management from being based there?

No. This was not considered in choosing where we would be domiciled.

Will you move your corporate office to Switzerland? Which functions or positions are expected to move to Switzerland?

The headquarters of the Group will be in Switzerland. The Group will be strategically managed from Switzerland. All Operating Committee operations and meetings will take place in Switzerland.  Most of our OpCo members will re-locate to Switzerland. We will also hire a few people locally for overall support.

GREECE (including politics, Grexit, government)

Are you doing this because you think a Greece exit from the European Monetary Union is imminent?

Our decision and its timing are driven by the need to pursue a listing that better reflects our international profile and makes the business stronger by significantly improving our access to equity and debt capital markets.  This transaction makes business sense for the group and its shareholders. This represents a natural progression for our Group.

Do you feel any obligation to Greece and ATHEX in light of the reputational damage done to the country as a result of the economic crisis?

CCH is committed to Greece and will maintain its operational presence in Greece together with its Group Corporate Service Center. Our overall contribution to the Greek economy is not affected by the transaction. Our potential inclusion in the FTSE 100 index would make us the only Greek multinational in the top 100 companies in London, so, in many ways, we would be a proud ambassador for Greece.

How do you think this transaction is going to be perceived by the local authorities in Greece?

We cannot comment on behalf of local authorities in Greece. What we can say is that this transaction does not impact our commitment to Greece. Firstly our Greek operations will continue to produce, sell and distribute our products to Greek consumers. 98% of the products we offer in Greece are locally produced. Subject to the necessary approvals we will seek to establish a parallel listing of the new shares in CCHBC AG on the Athens Exchange for investors who prefer to hold their securities in Greece. Lastly, we will run our Group Corporate Service Center, which supports our 28 countries, out of Athens. Our overall contribution to the Greek economy will not be impacted by the transaction at all.

To what extent was the Greek government aware of this decision? What was the reaction?

The regulatory authorities were informed as appropriate and as provisioned in the current legislative framework.  We remain committed to the country and there will be no impact on employment in our Greek business as a result of this transaction.

Will you be completely divesting out of Greece in the future?

No. We remain fully committed to Greece. We produce 98% of the products we offer to Greek consumers in Greece. We have the biggest production infrastructure in the food and beverage sector and we intend to maintain that strong presence in the future. Over the past five years we invested Euro127m in Greece (Euro46m in the last two years). We will maintain the Group’s Corporate Service Center in Athens, which supports our operations in 28 countries. Finally and subject to Greek regulatory authorities’ approval, we are seeking to achieve a parallel listing of the new shares on the Athens Exchange.

You are laying off people, shutting down plants and now you are de-listing from ATHEX. Surely these moves are not a vote of confidence to the country. Will you be completely divesting out of Greece in the future?

The actions you refer to are a direct result of the unprecedented impact of the economic crisis in Greece and our efforts to adapt our business to the new reality. This transaction has nothing to do with our Greek operations. Our decision is driven by the need to pursue the opportunity of a premium listing on the LSE that better reflects the international nature of our business and our shareholder base and significantly improves our access to capital markets.

We will not abandon Greece. We produce 98% of the products we offer to Greek consumers in Greece. We have the biggest production infrastructure in the food and beverage sector and we intend to maintain that strong presence in the future. We will maintain in Athens the Group’s Corporate Service Center which supports our operations in 28 countries. Finally and subject to Greek regulatory authorities’ approval, we are seeking to achieve a parallel listing of the new shares on the Athens Exchange.

How do you think this transaction is going to impact foreign direct investment into Greece?

We are not the right people to answer about foreign direct investment in Greece. This transaction addresses the specific circumstances of our Group. We remain committed to Greece and are proud ambassadors of Greece internationally. We are developing our Group Corporate Service Centre in Athens, attracting high calibre professionals.

Should we interpret this move as the beginning of a mass exodus from a failing economy?

We will not speculate on the future of the Greek economy. We remain fully committed to Greece. We produce 98% of the products we offer to Greek consumers in Greece. We have the biggest production infrastructure in the food and beverage sector and we intend to maintain that strong presence in the future. We will maintain in Athens the Group’s Corporate Service Center which supports our operations in 28 countries. Finally and subject to Greek regulatory authorities’ approval, we are seeking to achieve a parallel listing of the new shares on the Athens Exchange.

Have you been disappointed by the lack of action taken by European and Greek politicians and the ECB? What did they need to do to keep you listed and domiciled in Athens?

Our decision is driven by the need to pursue the opportunity of a premium listing on the LSE that better reflects the international nature of our business and our shareholder base, and significantly improves our access to capital markets. Our commitment to Greece remains unchanged and is reflected by the fact that our Greek operations and Corporate Service Centre of the Group will continue to operate in Greece. Furthermore, we will apply for a parallel listing on the ATHEX.

How will a Greek euro exit impact your business and to what extent have you reduced such impact by listing in London and domiciling in Switzerland?

We will not speculate about the Greek economy and its future in the Eurozone. We have contingency plans in place aimed at minimising the impact of a financial crisis on our business. A potential Greek exit would be expected to have an impact primarily on our Greek operations which represents approximately 5% of our business.

What kind of approvals are you required to obtain in Greece? Can the Greek authorities block the transaction?

Other than the approval to launch the transaction by the HCMC that has already been granted to CCHBC AG and the expected approval of the Offering Circular (OC) by the HCMC over the next few weeks, no other approvals are required in Greece. Greek authorities have no reason to block the transaction as it is in line with all applicable regulations.

Does this decision demonstrate a lack of commitment and confidence to Greece by your two major shareholders?

We cannot comment on behalf of our shareholders. Let me share my personal view. The presence that the Group maintains in Greece is a vote of confidence to the country by our shareholders. This presence is reflected by producing 98% of the products we offer to Greek consumers through our local operations, maintaining in Athens a Group Corporate Service Centre supporting all of our 28 countries and finally by seeking to establish a parallel listing of the new shares on the Athens Exchange.

Does this decision demonstrate a lack of commitment and confidence to this country by your Chairman?

We believe that, on the contrary, the presence that the Group maintains in Greece is a vote of confidence to the country. This presence is reflected by producing 98% of the products we offer to Greek consumers through our local operations, maintaining a Group Corporate Service Centre in Athens supporting all of our 28 countries and finally by seeking to establish a parallel listing of the new shares on the Athens Exchange.

STRATEGY / BUSINESS OPERATIONS

What are your business’ contingency plans for a Greek euro exit?

We have a comprehensive set of contingency and mitigation plans in place. These are commercially sensitive and we cannot provide details.

Specifically for Greece our contingencies include how we:

•                  motivate our people

•                  address affordability through our revenue growth management strategy,

•                  aim to protect our cash (manage our receivables and credit),

•                  continuously adapt our business to market realities,

•                  aim to protect our route-to-market in case of insolvency of our distributors,

What will be the impact on your businesses in Italy and Ireland from contagion following a Greece exit?

We will not speculate on the Eurozone developments. We have contingency plans in place designed to protect our business against a number of risks.

Are there going to be any changes in the operation of the business, i.e. the regional configuration, the strategy etc.

The transaction has no relation to the way we operate our business, including our regional configuration. Our strategy remains unchanged.

Could this announcement bring potential bidders for the business into play?

We do not believe it makes us a takeover target. This transaction will boost our future potential and is supported by the majority of our shareholder base. We view Coca-Cola Hellenic as a solid business with great prospects.

Will this transaction cause any redundancies?

No there will be absolutely no impact to jobs or benefits as a result of this transaction.

MANAGEMENT

Does management benefit in specific anyway from the transaction? Are there any remunerative rewards for success? What is their holding in CCH?

There are no management benefits from the transaction. The management is very proud and happy to see the Company they work for being listed in the largest equity market in Europe.

Management’s holding in CCH is negligible.

Will the management relocating to Switzerland benefit from a personal tax perspective?

Each individual’s tax position depends on personal circumstances and tax residence status. Our decision to relocate our senior management to Switzerland is not a decision driven by personal taxation considerations.

TCCC / KAR-TESS HOLDING / BOARD

Who are the other shareholders who have signed irrevocable commitments?

These are certain long-term shareholders, who were willing to commit themselves through an irrevocable undertaking within the timeframe of the announcement of this transaction. The parties to the irrevocable undertakings will be disclosed in the public offer documents for the exchange offer.

How does TCCC perceive this transaction?

TCCC views CCH as a strategic partner and is fully supportive of the announced transaction. They will exchange all of their CCH shares for shares in the new company.  Also the bottlers’ agreements have been extended through 2023 on substantially similar terms as those in the existing agreements.

Why is the transaction structured in this way? / Why was the offer initiated by Kar-Tess Holding but not by TCCC or jointly?

The structure of the transaction is driven by Greek legal requirements and is supported by both our major shareholders and other long-term shareholders.

TCCC recently announced some re-organization of the way they manage their business. Does this have anything to do with that?

It is not related.

Is the shareholder agreement between TCCC and Kar-Tess Holding, set to expire in 2018, still valid? Will it apply to CCHBC AG?

Yes, we have been advised it will be renewed substantially on the same terms.

Will the two main shareholders have the same representation in CCHBC AG’s BoD?

There is no change to the previous arrangements. Kar-Tess Holding will have 4 members and TCCC 2 members on the Board. Note that the expected addition of a Board member will give independent directors a 6 member representation to the Board.

NAME / HERITAGE

With this move to an LSE listing and a parallel ATHEX listing, is CCH becoming less Greek?

Absolutely not. CCH is an excellent example of a Greek Company that has become successful in the international arena. This is linked to its Greek origins, heritage and the ability to be successful in Greece. We consider our company a truly Greek multinational company.

Will you still be called “Hellenic” after the completion of the transaction?

The name of the new parent company will be Coca-Cola HBC AG. “HBC” stands for “Hellenic Bottling Company” which fully reflects our Hellenic heritage.

Your parent company will be domiciled in Switzerland, your primary listing will be in London, your international shareholders account for 95% of your share capital and your business outside Greece is 95% of your total business. When you say you are a Greek multinational company what is it you believe that reflects this Greekness of yours?

A big part of the Greekness of Coca-Cola Hellenic resides with our history and heritage.

Our History: Our success and growth in Greece, where we have been present for the past 43 years contributing to the economy and the communities we serve.

Our Heritage: our achievements over these years... from a small local player to a steadily and successfully expanding multinational, which has become the 2nd biggest Coca-Cola bottler in the world!

One of our major shareholders and a important part of our Senior Management Team over the years have been Greek

The Group Corporate Service Center that supports all 28 group members-countries is based in Athens and consists mostly of high-caliber Greek professionals working in a multinational team

Finally, we will apply for a parallel listing on ATHEX.

We are what Greece is proud to export, even at these difficult times...This is how we feel. It is a true emotional bond with this country and it is undisputable.

I am not convinced. You are a European multinational who for some reason wants to promote itself as a Greek multinational. Who are you kidding?

You cannot rationalize the emotional bond that we feel for the country we started from and grown out of. We feel this way and we remain committed to Greece: We maintain very strong connections with Greece through our Greek operations, a Group Corporate Service Center and will apply for a parallel ATHEX listing.

EMPLOYEES

What does Corporate Service Center mean? Will the Corporate Office be relocated to Switzerland?

Following the completion of the transaction, the Corporate Office will evolve to a Group Corporate Service Center and will remain in Athens. With the location of CCHBC AG being in Switzerland, our OPCO will operate from Switzerland. This is a mandatory requirement.

The headquarters of our Group will be located in Switzerland and the Group Corporate Service Center will be located in Greece with some of its services continuing to be offered by the Vienna office, as is currently the case. Our Shared Services Centre in Sofia remains unaffected.

What does it mean for me?

The transaction has no impact on jobs, compensation or benefits of our people.

I am an employee at the Vienna Corporate Office. Will I be impacted? Do we have to move to Switzerland?

No you are not impacted by this transaction.

Will I have the option to move to Switzerland if this is my preference?

No - the re-location of some of our senior Executives is strictly based on business reasons. It is not related to personal circumstances or preferences.

If my manager moves to Switzerland, do I have to move as well?

No, the two are not connected. We will have to review our operating routines to adapt to the new situation. We will work in the coming months to finalise the relevant changes that need to be made.

Are current processes / way of working at the Corporate Office going to change?

Changes that are required will be driven by practicalities linked to the transfer of the OpCo activities to Switzerland. Definitely the routines in which we work with senior management, will need to be adapted.

Is the relationship between the Corporate Office and the countries going to change?

No. There is no impact from the transaction to the role of the Group Corporate Service Centre in relation to our Country operations.

Will the Employee Stock Purchase Plan (ESPP)be affected by this new listing at the LSE?

We will continue our ESPP substantially on the same terms after we list on the LSE. The ESPP will be suspended until the transaction is completed. We will send a letter to ESPP Plan participants describing the details.

How will the transaction impact the stock option plans?

Stock options will be carried over to Coca-Cola HBC AG on substantially the same terms. The stock option plan will be suspended until the transaction is complete. We will send a letter to each option holder describing the details.

What does it mean for a company to be part of the FTSE100? Will this help our reputation?

Our potential inclusion in the FTSE 100 index would create additional liquidity and shareholder value. It would provide improved benchmarking both with industry peers and European multinationals.

Will this transaction impact our 2020 Strategy?

Our Play to Win Strategic Framework provides clarity on our focus areas towards 2020. This transaction will make the group stronger through exposure to a large liquid stock exchange. We will be able to fund our future growth at more competitive terms. We are leading the business to its next milestone.

What is the name of the city in Switzerland that the Group will locate its headquarters?

The office of the headquarters will be in Zug.

Why in Zug? Why not in Zurich were we already have an office? Was this done for tax purposes?

A number of multinationals have chosen Zug as the place to locate their headquarters. The canton of Zug is a very accommodating for doing business. This is not a tax-driven transaction as it is not expected to have a material impact on the overall tax position of the Group.

Will the fact that the Group be headquartered in Switzerland impact the way you work with the Swiss BU?

No, we do not expect any impact in the way we work with our operations. We will over time explore synergies with our Swiss operations.

MICHALIS

FINANCING

How is the cash consideration payable in the compulsory buy-out going to be financed?

There is a committed bridge facility of €550 million in place with a group of banks to cover any cash requirement that may arise as a result of this transaction, namely the compulsory buy-out process. Following completion, we will consider our options on refinancing.

If as a result of this transaction, the gearing ratio of the Coca-Cola Hellenic Group increases beyond the historical range of 35 - 45%, the current intention of Coca-Cola HBC AG would be to restore this ratio to within its historical range within a reasonable period of time, taking into account market conditions and the requirements for financing the operations and growth of the Coca-Cola Hellenic Group.

Note: The Gearing Ratio is defined as net debt divided by total capital. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

How will this additional financing for the cash element impact your key debt ratios?

This depends on size of the cash take-up of the compulsory buy-out, following the completion of the share exchange offer.

If as a result of this transaction, the gearing ratio of the Coca-Cola Hellenic Group increases beyond the historical range of 35 - 45%, the current intention of Coca-Cola HBC AG would be to restore this ratio to within its historical range within a reasonable period of time, taking into account market conditions and the requirements for financing the operations and growth of the Coca-Cola Hellenic Group.

Note: The Gearing Ratio is defined as net debt divided by total capital. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

How do you plan to pay the additional financing back?

Depending on the size of the financing, we intend to refinance those amounts in the future through our own funds and/or one or more capital markets transactions involving debt, equity or equity linked securities, which may include one or more issuances of CCHBC AG shares.

What happens to the guarantees of the existing bonds?

As soon as CCHBC AG obtains 100% ownership of the shares of CCH we will start the procedure to move the guarantees from CCH to the new parent company. It is also expected that, once CCHBC AG becomes the 100% ultimate parent company of the Group, any future financing will be under the guarantee of CCHBC AG.

Are you planning to raise equity capital once listed on the LSE specifically to make a large transformational acquisition?

This transaction is not related to our M&A strategy. Our long-term business strategy remains unchanged. We review potential M&A opportunities and their funding on a case by case basis.

CREDIT RATINGS	TAX

You mentioned increased funding costs. How was your financing impacted lately? What was the level of increase in your spreads?

We have not raised recently any long-term financing. The credit spreads on our outstanding bonds have risen substantially (to around 230 bps), especially compared to similarly-rated multinational groups. This means that future financings could become more expensive. To-date, the impact to our net financing costs has been negligible. Currently we do not have any immediate funding requirements and our next bond maturities do not fall due until September 2013.

Do you expect any impact on your credit ratings as a result of this transaction?

We are not in position to comment on the Credit Rating Agencies’ reaction to this announcement, but we believe the proposed transaction addresses some of their concerns.

Do you expect to be re-rated by Moody’s / S&P following today’s announcement?

We cannot comment on this but we hope it will have a positive impact on our ratings and outlook in the mid-term.

TAX

What are the tax implications for the Group?

There are no tax implications for the Group from the share exchange.

What is the corporate tax rate in Switzerland? What is it in Greece?

This is not a tax driven transaction.  The proposed transaction is not expected to have a material impact on the overall tax position of the Group.

TRANSACTION PROCESS / TERMS	NYSE LISTING

How confident are you that you reach the 90% threshold?

We are confident that we will reach the 90% threshold since 61% of our current shareholders, including Kar-Tess Holding, have already committed to tender their shares and our shareholders understand and support the rationale of this transaction.

We only need approximately 30% of shareholders to exchange their shares in order to reach the 90% threshold.

NYSE LISTING

How will your ADS program on NYSE be affected?

We will maintain the Group’s listing on the NYSE as part of our commitment to our US investor base. We will offer holders of Coca-Cola Hellenic’s ADSs the ability to receive CCHBC AG ADSs on a one-for-one basis.

Have you considered adjusting your listing in the US?

We already have a listing on the NYSE in the form of ADSs. Moving our primary European listing to London has many benefits for both the Company and our shareholders, including a potential inclusion in the FTSE 100 Index, an internationally recognised exchange that supports broad-based international companies.  We believe that the combination of a primary listing in London and ADSs on NYSE, best reflects the international nature of our business and our shareholder base.

FINANCIAL IMPACT	GOVERNANCE

What is the financial impact of the transaction on the overall Group and is the transaction beneficial to EPS?

We expect that under the most likely scenario, the ongoing impact on EPS as a result of the transaction will be very small, excluding the one-off fees.

GOVERNANCE

Did the UKLA raise any concerns about the independence of the Board?

No, they did not. We are comfortable with the expertise of the Board and the independence of our Non-Executive directors. We plan to add a Non-Executive Director when the exchange offer has closed and are confident of meeting all UKLA requirements for a premium listing.

Will the LSE listing mean that you will need to follow stricter governance criteria?

We already have very robust corporate governance practices. We have been listed on the NYSE for the past 10 years and been subject to the SOX requirements applicable to non-U.S. companies listed in the United States for the past 6 years. There are some additional UK requirements that we will comply with. For example we will be appointing an additional independent member to our Board.

DIVIDEND POLICY	REPORTING

How will this transaction impact dividend payouts?

The transaction will have no impact on our dividend policy.

Dividends will now be declared in CHF, and still be paid in Euros.  For holders of DIs settling through CREST, dividends will be converted in GBP, unless they elect to receive Euros. For holders of ADSs, dividends will be converted to USD on payment.

You were not able to pay dividends for the past two years but made capital returns instead. Will you be in position to make dividend payments in the future?

Whether by means of dividends or capital returns, we intend to continue to return value to our shareholders, in line with our dividend policy.

REPORTING

In which currency will the new shares be denominated and in which currency will they trade on the LSE? EUR, CHF or GBP?

The par value of the shares will be denominated in CHF. The new shares will trade in GBP on the LSE.

Will there be a change in terms of how you report?

No change in terms of how we report. We will continue to produce quarterly consolidated IFRS accounts in EUR.

Will the new holding company report results in the same way, i.e. 3 segments – established, developing, emerging?

Yes we will continue to report under the 3 segments of established, developing and emerging markets

Since you are going to be listed in London, are you going to change your fiscal year end (March versus December)?

No we will not. We will continue reporting on a December year end basis.

Are you going to report on a quarterly basis, or follow the norm of UK-Listed companies (Full-year and interim results?).

We will continue to report on a quarterly basis.

How does this transaction relate to the spin-off of the Greek operation from Corporate Office?

The two transactions are not related. The spin-off was necessary to align how we operate in Greece with the rest of our operations, in line with international best practice and other multinationals. This transaction offers us the opportunity to trade in a premium European exchange which reflects the profile of the group and its shareholder base.

SHAREHOLDER PROCESS

By when do I need to make a decision?

No later than the last day of the acceptance period. If you hold your shares through a bank, broker or other custodian, you should contact this person well in advance to understand the procedures and deadline (which may be earlier than the expiration date of the acceptance period) for tendering your shares, as well as whether your bank, broker or other custodian can accept and hold for you the new shares being offered.  If you need to make other arrangements, they could take some time.

When does the acceptance period begin?

The acceptance period will commence after the approval of the offer documents from the relevant regulatory authorities – the HCMC in Greece and the SEC in the US, and will be announced separately.

Who should I contact if I want to participate to the share exchange?

Please contact either the Greek or the US tender agent (if you are in the US or hold ADSs), either directly or through your broker.

Which shareholders will have the right to participate in the exchange offer?

The exchange offer is open to all our shareholders.

Are there any remittance issues (penalties, duties or significant currency conversion costs) related to share disposals post LSE listing from a Greek shareholder point of view?

Some information on tax related matters will be included in the public offer documents when approved by the relevant authorities. However, you should be seeking independent tax or other advice depending on your personal tax circumstances.

What are the tax consequences of tendering for stock in the Transaction, from a shareholder point of view? Is there any specific impact on trusts or estates?

Some information on tax related matters will be included in the public offer documents when approved by the relevant authorities. However, you should be seeking independent tax or other advice depending on your personal tax circumstances.

What are the tax consequences on distribution (dividends or capital returns), from a shareholder point of view? Is there any specific impact on trusts or estates?

Some information on tax related matters will be included in the public offer documents when approved by the relevant authorities. However, you should be seeking independent tax or other advice depending on your personal tax circumstances

Are there consequences (positive or negative) from the Swiss CCHBC AG shares being in a new jurisdiction (vs. existing shares being domestic), from a shareholder point of view? Is there any specific impact on trusts or estates?

Some information on tax related matters will be included in the public offer documents when approved by the relevant authorities. However you should be seeking independent tax or other advice depending on your personal tax circumstances.

What is the difference between ADS and ADR

An ADS (American Depository Share) is a form of equity ownership in a non-U.S. companies.  It represents the foreign shares of the company held on deposit by a custodian bank and carries the corporate and economic rights of the foreign shares.

An ADR (American Depository receipt) effectively is a physical certificate evidencing ownership in one or several ADSs. The terms ADR and ADS are often used interchangeably.

Important Notices

General

The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. Exchange Offer other than in the United States or to holders of Coca-Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the UK Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.